UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009.
Northgate Minerals Corporation

(Translation of registrant’s name into English)
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 30, 2009	Registrant: Northgate Minerals Corporation
	By:	/s/ Matthew J. Howorth
		Name:	Matthew J. Howorth
		Title:	Vice President General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Description

99.1	News Release dated September 30, 2009 — Northgate Announces Closing of C$100 Million Common Share Offering